August 18, 2010

VIA EDGAR
Mr. Mark P. Shurman
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:           Ghost Technology, Inc.
Registration Statement on Form 10
Filed June 21, 2010
File No. 000-31705

Dear Mr. Shurman:

We are counsel to Ghost Technology, Inc. (the “Company”).  On behalf of our client, we are responding to the Staff’s comment letter dated July 16, 2010.  The numbers set forth below correspond to the numbers in the Staff’s comment letter:

SEC Comment

General

1.
Your registration statement will become effective by operation of law on August 20, 2010.  Prior to that date, revise your registration statement to include audited financial statements for the fiscal year ended June 30, 2010.  Refer to Article 8-08 of Regulation SX.  If you are not able to provide audited financial statements by August 20, 2010, or if you do not wish to incur the reporting obligations under Section 13(a) of the Securities Exchange Act until all of the issues raised in the comments below are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response

The Company filed a Form 10/A on August 18, 2010 complying with this comment.

SEC Comment

Item 1.  Business

History, Page 1

2.	Please disclose in this section that your prior registration under the Securities Exchange Act of 1934 was revoked on June 10, 2009 because of your failure to file reports required by the Act.

Response

The requested disclosure has been added on page 1.

Mr. Mark P. Shurman
August 18, 2010

SEC Comment

Current Status, Page 1

3.
We note that you generated $60,000 in revenue in the quarter ended March 31, 2010.  Your disclosure in the results of operations discussion on page 11 indicates this revenue was associated with ''marketing.''  Please clarify here and in your results of operations discussion on page 11 how you generated this revenue.  Also, indicate whether you believe you may generate additional revenue in this manner in future quarters.

Response

The requested response has been added on pages 1 and 2.  The initial revenue came from preparing advertising media for a future customer.

SEC Comment

Item I A. Risk Factors, Page 2

4.
We note the statement in the introductory paragraph to this section that "additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations or our financial condition."  Please remove this statement.  It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material.  All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

Response

The language has been deleted.

SEC Comment

Item I A. Risk Factors, Page 2

5.
We note that your management and all but one of your directors are based in Italy.  Please include a separate risk factor discussing the risks that it may be difficult for U.S. investors to bring an action against these individuals in the United States and, even if they are successful in bringing such an action, they may be restricted from enforcing a judgment against the assets of your directors or officers.  If you do not believe risk factor disclosure is appropriate, please tell us why in your response letter with the next amendment.

Response

We have included this risk factor on page 10.

SEC Comment

"If we fail to retain our key personnel…", Page 6

6.
We note your reference in this risk factor to Mr. Castellazzi's conflict of interest.  Please clarify how Mr. Castellazzi's might "favor his Italian company over Ghost."  Also, please disclose in the risk factor how such conflicts would be resolved.

Response

We have revised the risk factor accordingly at page 6.

Mr. Mark P. Shurman
August 18, 2010

SEC Comment

"Because our Board of Directors has acted...", Page 8

7.           We note your statement in this risk factor that "we will not likely be able to timely file our reports with the Securities and Exchange Commission." Provide a separate risk factor that discusses that your prior registration under the Exchange Act was revoked because of your failure to file reports required by the Act.  Also, disclose the steps that you have taken to improve your internal controls to ensure that in the future you will be compliant with your reporting requirements under the Act.

Response

We have included this risk factor on page 8 which includes our steps to ensure compliance with our reporting requirements.

SEC Comment

"Because of our limited working capital…", Page 8

8.
We note the disclosure in this risk factor and in your related party disclosure on page 17 regarding your loan to Mr. Castellazzi and your possible violation of Section 13(k) of the Exchange Act.  Please include a separate risk factor discussing the risks related to your possible violation of Section 13(k).  You should briefly discuss Section 13(k) and the specific factual circumstances that may have resulted in a violation of that section.

Response

We have included this risk factor and the applicable discussion on page 8.  The disclosure has been clarified to provide that the loan would have been illegal if made while the Company had a class of securities registered under the Act.  The prior disclosure mistakenly assumed the Company was previously a Section 15(d) filer.

SEC Comment

Item 5. Directors and Executive Officers, page 15

9.
Please specify for each director the particular experience, qualifications, attributes or skills that led your board to conclude that the individual should serve as a director.  Refer to Item 401 (e)(1) of Regulation S-K and Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response

We have included this under each of the director’s biographies on pages 16 and 17.

SEC Comment

Item 5. Directors and Executive Officers, page 15

10.	Please provide the disclosure called by Item 407(a) of Regulation S-K regarding director independence. Refer to Item 7 of Form 10.

Response

We have included the disclosure on page 17.

Mr. Mark P. Shurman
August 18, 2010

SEC Comment

Item 6. Executive Compensation

Compensation of Directors, Page 16

11.           Please put the director compensation information in tabular format.  Refer to Item 402(r)(1) of Regulation S-K.

Response

The Director Compensation Table is included on page 17.

SEC Comment

Item 7. -Certain Relationships and Related Transactions and Director Independence, Page 17

12.
Please expand your disclosure regarding the loan to Mr. Castellazzi to discuss the business purpose of the loan.  Also, we note your disclosure in this section that Mr. Castellazzi has threatened to cancel your license for the Defender software.  Please add a risk factor discussing this possibility or tell us why you believe that risk factor disclosure is unnecessary.  Also, we note that Mr. Castellazzi does not appear to be a party to the Defender license agreement.  Tell us, therefore, the grounds on which he believes that he can cancel the license.

Response

The disclosure is included on page 9. We have been advised by the Company’s Chairman of the Board that under Italian law Mr. Castellazi has no right to cancel the license.

SEC Comment

Item 7. -Certain Relationships and Related Transactions and Director Independence, Page 17

13.
We note your disclosure on page 12 that as of June 12, 2010, you owed your officers and directors $71,500 including accrued interest, and that they could cause you to cease operations if any of them demanded payment. Please provide disclosure regarding these debts in this section.  Refer to Item 404(a)(5) of Regulation S-K.  Also, please add a risk factor discussing this possibility that these officers and directors could cause you to cease operations, or tell us why you believe that risk factor disclosure is unnecessary.

Response

The disclosure is included on page 18 and the risk factor has been included on page 9.

SEC Comment

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, Page 18

14.
Please state that there is currently no established public trading market for your common stock.  Refer to Item 201 (a) of Regulation S-K, Also, provide the disclosure required by paragraph (a)(2) of Item 201.

Response

The disclosure is included on page 19.

Mr. Mark P. Shurman
August 18, 2010

SEC Comment

Item 10. Recent Sales of Unregistered Securities, Page 19

15.
We note your reference in the introductory paragraph of this section to "unregistered securities previously disclosed in reports filed with the SEC."  Please confirm that you disclose in this section all securities that you sold within the past three years, which were not registered under the Securities Act.

Refer to Item 701 of Regulation S-K. Also, for each of the transactions listed in this section, please briefly state the facts that support the exemption from registration.

Response

The disclosure is included on page 20.

SEC Comment

Notes to Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008 and from November 12, 1999 (inception) to June 30, 2009

Note 8. Stockholders' Deficit

16.
We note that in fiscal 2008 you acquired a license agreement relating to the Defender software in a non-cash transaction through the issuance of shares of your common stock.  Based on the discussion of the results of operations for fiscal 2008 on page 11, we note that you expensed the entire amount related to the fair value of this license, approximately $2.9 million.  Please tell us how you determined this accounting treatment was appropriate.  In this regard, as these license rights appear to constitute an intangible asset subject to the guidance under ASC 350-30, it is not clear why this amount was not capitalized.

The Company agrees that under ASC 350-30 it would be appropriate to capitalize the license agreement as an intangible.  Initially the Company capitalized such amount, however as it was unclear what the future value would be and unclear how much or if any revenues would be derived from such intangible, the Company treated the amount as a current expense.  The Company was unable to show that the license would generate any positive cash flow in the near future and thus it was determined to be impaired in accordance with ASC 350-30-35-14.

Additional changes have been made to account for changes including financial information as appropriate.

If you have any questions, please contact me at (561) 689-4441.

Sincerely yours,

/s/ Michael D. Harris
Michael D. Harris
MDH/df

cc:	Gianfranco Gracchi (via email)